PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
BEIJING REPRESENTATIVE OFFICE
美国宝维斯律师事务所
北京代表处

UNIT 3601, FORTUNE PLAZA OFFICE TOWER A
NO. 7 DONG SANHUAN ZHONGLU CHAO YANG DISTRICT
BEIJING 100020
PEOPLE'S REPUBLIC OF CHINA
TELEPHONE (86-10) 5828-6300
FACSIMILE (86-10) 6530-9070/9080

中国北京朝阳区东三环中路7号
财富中心写字楼A座3601室
邮政编码: 100020
电话: (86-10) 5828-6300
传真: (86-10) 6530-9070 / 9080

JEANETTE K. CHAN
RESIDENT PARTNER AND
CHIEF REPRESENTATIVE

常驻合伙人及首席代表
陈剑音律师

SUPPL



06016926

Rule 12g3-2(b) File No. 82-34792

September 14, 2006

By Hand Delivery

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D. C. 20549
U.S.A.

Re: File No. 82-34792/Tencent Holdings Limited.
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

On behalf of Tencent Holdings Limited (the "Company"), I am furnishing herewith the information set forth in Annex A hereto pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

dlw 9/19

This letter, together with the enclosures listed in Annex A hereto, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: 852-2846-0388, fax: 852-2536-9622).

Kindly acknowledge receipt of his letter and the enclosure by stamping the enclosed copy of this letter and returning it to the messenger.

Very truly yours,



Jeanette K. Chan

Enclosures

ANNEX A

Date	Description
August 23, 2006	Interim Report
May 24, 2006	Announcement of the Results for the Three and Six Months Ended 30 June 2006
May 24, 2006	Special Resolution Passed on 24 May, 2006 Relating to Amendments to Articles of Association
April 23, 2004	Amended and Restated Memoranda of Association
April 23, 2004	Articles of Association